                             MERCATOR SOFTWARE, INC.

August 1, 2003

[name]
[address]

Dear Jill Donohoe:

                  This is an agreement ("Agreement") that has been reached with you in connection with your continued employment with Mercator Software, Inc. (the "Company"). Capitalized terms not defined herein shall have the meanings given thereto in that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 1, 2003, by and among Ascential Software Corporation, a Delaware corporation ("Ascential"), Greek Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Ascential, and the Company.

                  1. You and the Company agree that you will continue to remain employed by the Company from the date hereof until the end of the sixty (60) day period following the consummation of the currently contemplated tender offer to be undertaken by Ascential ("Offer"). During such period you agree to perform to the best of your abilities such reasonable duties and responsibilities as may be assigned to you by the Board of Directors of the Company or its designee. The Company acknowledges that you intend to take a planned honeymoon vacation for two weeks in or about October.

                  2. During such period you shall continue to receive salary from the Company in accordance with the Company's regular payroll practices at the rate currently in effect and shall be entitled to employee benefits substantially comparable to those presently being provided to you.

                  3. Following the consummation of the Offer (closing of the Tender Offer), you shall, at the written request of the Company or Ascential, resign from any and all positions you hold as an officer or director of the Company, or any of its respective parents, subsidiaries and affiliates, at any level.

                  4. From and after the date which is sixty (60) days following the consummation of the Offer, either you, by voluntary resignation, or the Company may terminate your employment at any time and for any reason (in each case a "termination"), and upon such termination you shall execute a release in the form set forth as Exhibit A hereto, and you shall receive the severance and change of control benefits that are payable pursuant to any employment agreement between you and the Company or pursuant to the

                           Company's Change of Control Benefits Plan (the "Plan") all as set forth in Exhibit B attached hereto (which Exhibit B assumes a termination on September 30, 2003). Nothing contained herein shall be construed as a waiver of any rights which you may have under any such agreement or the Plan or an amendment of such Plan or agreement, provided, however, that (i) you acknowledge that, except with respect to your death or disability, any such severance benefits shall be contingent upon your remaining employed with the Company during such sixty
                           (60) day period, and (ii) the amount of any severance payments due to you under the provisions of the Plan or agreement shall, notwithstanding anything to the contrary contained of the Plan or agreement, be paid to you in the manner set forth on Exhibit B (assuming termination on September 30, 2003) following the date upon which your employment is terminated. Notwithstanding clause (i) of the preceding sentence, in the event that the Company terminates your employment, other than for Cause (as defined below) during such period, you shall immediately be eligible for the benefits pursuant to and in accordance with the agreement or the Plan, which shall be subject to the schedule set forth in clause (ii) of the preceding sentence (you will be paid in the manner set forth on Exhibit B (assuming termination on September 30, 2003)), in addition to the remaining amounts due and owing to you with respect to the balance of the 60 day period. For purposes hereof, Cause is defined as your commission of an intentional malicious act, other than an act performed at the Company's request, that causes material and substantial harm to the Company.

                  5. EXHIBIT B contains a statement of the amount and payment terms of your benefits assuming you are terminated effective September 30, 2003. The amounts are subject to adjustment (on a pro-rata basis) depending on the actual date of termination in accordance with the terms and conditions of the applicable employment agreement and/or Plan. The terms and conditions of the payments of such amounts will be governed by this agreement, the Plan and any employment agreement between you and the Company.

                  6 In the event the Offer is not consummated, this Agreement shall be null and void and of no force or effect.

                  If the above sets forth our agreement as you understand it and consent to it, please so signify by executing the enclosed copy of this letter and return it to me at the address listed above.

         Mercator Software, Inc.

         /s/ Roy C. King
         --------------------
         Name: Roy C. King
         Title: Chairman and CEO

Agreed to and Accepted:

         /s/ Jill M. Donohoe
         ------------------------
         Name: Jill M. Donohoe